1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

November 19, 2024
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Christina DiAngelo Fettig and Anu Dubey

Re:	MSC Income Fund, Inc.
Registration Statement on Form N-2
File Number: 333-282501
Ladies and Gentlemen:
On behalf of MSC Income Fund, Inc. (the “Company”), this letter responds to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to
Dechert LLP, counsel to the Company, on October 28, 2024 and October 29, 2024 relating to the
Company’s registration statement on Form N-2 filed by the Company with the SEC on the October 3, 2024
(such registration statement being referred to herein as the “Registration Statement”).
For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the response of the Company to the comment.
Accounting Comments
General
1.Comment: Please file a cover letter with the initial filing of any future registration statements explaining the reason for the filing.
Response: The Company acknowledges the Staff’s comment and undertakes to include such an explanatory cover letter with the initial filing of any of its future registration statements.
2.Comment: Please update all financial statements and related financial information in Pre-
Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to include the
Company’s September 30, 2024 financial statements and related financial information.
Response: The Company has updated the disclosure accordingly.
3.Comment: Please include an updated consent of the Company’s independent registered public accounting firm as an exhibit to Amendment No. 1.
Response: The Company has included an updated consent of its auditor as an exhibit to
Amendment No. 1.
Prospectus Summary, Pages 5 and 6
4.Comment: Please add the weighted-average annual effective yield on the Company’s entire investment portfolio and the total return based on the change in net asset value to the disclosure under the subheading Investment Portfolio and in each instance where portfolio investment yield calculations are presented throughout the Registration Statement.

November 19, 2024 Page 2
Response: The Company has revised the disclosure accordingly.
Financial Highlights, Page 17
5.Comment: Please replace the term “dividends” with the term “distributions” in the Financial
Highlights section in Amendment No. 1 and the Company’s future periodic reports. See Item 4 of
Form N-2.
Response: The Company has conformed the dividend/distribution line-item titles in the Financial
Highlights table in Amendment No. 1 with the line-item titles contained in Item 4 of Form N-2 and undertakes to do so in its future periodic reports.
Risk Factors, Page 26
6.Comment: If the Company has not been acting as a non-diversified investment company for an extended period of time prior to the filing of Amendment No. 1, please consider whether any clarifications or modifications to the risk factor, “We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer” are appropriate, such as disclosing that the Company has acted as a diversified investment company for a period of time and if it starts acting as a non-diversified investment company certain risks could increase.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. However, while the Company’s investment portfolio may, from time to time, be comprised of assets that could permit it to qualify as a “diversified company” within the meaning of Section 5 of the Investment Company Act of 1940, as amended (the “1940 Act”), the Company respectfully advises the Staff that the Company has historically operated as a “non-diversified”
investment company and has no intent to affirmatively change its investment strategy to operate as a “diversified” investment company in the future.
Distributions, Page 50 and 51
7.Comment: Similar to Comment 5 above, please replace the term “dividends” with the term
“distributions” in the Distributions section in Amendment No. 1.
Response: The Company has revised the disclosure accordingly.
Disclosure Comments
General
1.Comment: Please confirm in your response letter whether FINRA has reviewed the proposed distribution arrangements for the offering and has issued a statement expressing no objections to the offering arrangements.
Response: The Company respectfully advises the Staff that the Registration Statement and offering of the Company’s common stock thereunder are exempt from FINRA review and clearance.
2.Comment: Tell us in your response letter whether the Company will use test-the-waters materials for potential investors in connection with the offering. If yes, the Staff will need to be provided with an opportunity to review such materials and may have more comments on the Registration
Statement after it has done so.
Response: The Company will use test-the-waters materials in connection with the offering and undertakes to provide the test-the-waters materials to the Staff, when available.

November 19, 2024 Page 3
Cover Page
3.Comment: Please disclose the number of shares being registered above the name of the Company.
Response: The Company acknowledges the Staff’s comment and undertakes to disclose the number of shares being registered in a subsequent pre-effective amendment to the Registration
Statement.
4.Comment: Please disclose the date, form and jurisdiction of organization of the Company in an appropriate location in the Registration Statement. See Item 8.1.a of Form N-2.
Response: The Company has updated the disclosure on pages 1, 64 and 114 to include the date, form and jurisdiction of the Company’s organization.
5.Comment: Disclose how the Company will achieve the part of its objective to achieve capital appreciation from its equity and equity-related investments if its LMM portfolio is decreasing and it is shifting its strategy is to be solely focused on its Private Loan investment strategy.
Response: The Company has 21% of its total investment portfolio in equity and equity-related investments as of September 30, 2024, 74% of which is from the Company’s LMM investment strategy and 15% of which is from the Private Loan investment strategy. As a result, the Company believes that the objective as stated is still appropriate. However, the Company acknowledges that the Company’s investment objective will change in the future to be primarily focused on generating current income from its debt investments in its Private Loan investment strategy as the
Company executes its plan to transition away from its historical investment strategy including investments in both the LMM and Private Loan investment strategies to a strategy solely focused on its Private Loan investment strategy. As a result, the Company has revised the disclosure accordingly.
Prospectus Summary, Overview of Our Business, page 1
6.Comment: If the Company’s investment objective can be changed without a shareholder vote, please disclose such fact in an appropriate location in the Registration Statement. See Item 8.2.a.
of Form N-2.
Response:  The Company has revised the disclosure accordingly on page 29 of Amendment No. 1.
Prospectus Summary, page 2
7.Comment: We refer to the Other Portfolio investments disclosure on page 2 of the Registration
Statement. Please replace the “investments which may be managed by third parties” language contained therein with a plain English description thereof (e.g., “investments in non-affiliated investment funds”).  In addition, please identify Other Portfolio investments that are part of the
Company’s principal strategies and disclose any corresponding principal risks under Risk Factors.
See Instruction to Item 3.2 of Form N-2.
Response: The Company has replaced the referenced disclosure as requested.  In addition, the
Company advises the Staff that Other Portfolio investments are not a principal part of the
Company’s investment strategies and, as a result, the Company does not believe it is necessary to revise the disclosure relating thereto, including with respect to any corresponding principal risks.
In this regard, the Company notes that Other Portfolio investments constituted less than 3% of its total investment portfolio (at fair value) as of September 30, 2024.
Prospectus Summary, page 4
8.Comment: Please clarify what each of the terms “lower leverage entry points” and “lower equity entry points” means in plain English.

November 19, 2024 Page 4
Response:  The Company has revised the disclosure accordingly on pages 4 and 119 of
Amendment No. 1.
Prospectus Summary, page 6
9.Comment: We refer to the section entitled “Our Adviser and the Administrator” on page 6 of the
Registration Statement.  Please tell us in correspondence:
a.The specific services Main Street and its employees will provide to the Company on the
Adviser’s behalf and why those services do not amount to advisory services provided to the Company.
b.    The extent to which the Adviser will depend on Main Street’s personnel.
c.    Whether Main Street’s personnel who provide investment advice with respect to the
Company will be supervised persons of the Adviser under Section 202(a)(25) of the
Advisers Act.
d.  Whether and what fees are paid to Main Street and by whom and whether or not such fees are paid pursuant to an agreement and, if they are, who the agreement is between.
e.    Whether Main Street is considered a fiduciary with respect to the Company.
f.  Whether the personnel being provided to the Company are personnel of Main Street or of any of Main Street’s affiliates and, if applicable, explain how such entities are affiliated with Main Street, the Adviser and the Company (i.e., controlled subsidiaries, wholly or majority owned).
g.    Explain the registration status of each such affiliate, if applicable.
h.    Where the affiliate is domiciled, if applicable.
Please also provide us with any written agreement governing this arrangement whereby Main
Street provides its employees to the Adviser.
Response:
a.MSC Adviser I, LLC (the “Adviser”) serves as the sole investment adviser to the
Company. Main Street has not and will not enter into an investment advisory agreement with the Company. Rather, Main Street and the Adviser have entered into a sharing agreement pursuant to which Main Street provides the Adviser with investment professionals and access to its resources. Pursuant to the sharing agreement, Main Street provides resources and services to the Adviser only, does not provide services of any kind to the Company (including any investment advisory services) and does not receive any compensation from the Company.
b.Because the Adviser does not have any employees, it depends solely on the investment professionals provided to it by Main Street pursuant to the sharing agreement in connection with its provision of investment advisory services to the Company. In light of such fact, the Company has added a risk factor relating to the Adviser’s dependence on the investment professionals provided to it by Main Street under the sharing agreement.
c.The investment professionals of the Adviser provided by Main Street pursuant to the resource sharing agreement are “supervised persons” of the Adviser under Section
202(a)(25) of the Investment Advisers Act of 1940, as amended.
d.Pursuant to the sharing agreement, Main Street provides resources and services to the
Adviser only and does not provide services of any kind to the Company (including any investment advisory services) and does not receive any compensation from the Company.
Pursuant to the sharing agreement, the Adviser reimburses Main Street for the allocable portion of Main Street’s costs in providing resources and services to the Adviser under the sharing agreement, including, without limitation, the costs of the investment personnel shared with the Adviser and related overhead.
e.Because Main Street is not an investment adviser to the Company and does not otherwise provide investment advisory services to the Company, it does not have any fiduciary duties to the Company.
f.The investment professionals being provided by Main Street to the Adviser pursuant to the sharing agreement are employees of Main Street.
g.Not applicable.
h.Not applicable.

November 19, 2024 Page 5
The Company will supplementally provide the Staff with a copy of the sharing agreement between
Main Street and the Adviser.
Prospectus Summary, page 7
10.Comment: We refer to footnote 3 to the table on page 7 of the Registration Statement, which states that “from time to time, we may form subsidiaries.”  Please update the disclosure as follows:
a.Define in the disclosure “subsidiary” as entities that primarily engage in investment activities in securities or other assets that are wholly owned by the Company. Please note this definition should include existing Taxable Subsidiaries and Structured Subsidiaries.
b. Disclose that the Company complies with the 1940 Act provisions governing capital structure and  leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiaries.
c.Disclose that any investment adviser to a subsidiary complies with the 1940 Act provisions governing investment advisory contracts (Section 15) as if it were an investment adviser to the Company under Section 2(a)(2) of the 1940 Act. Confirm that any advisory agreement between the subsidiary and its investment adviser will be filed as an exhibit to the Registration Statement as it is a material contract.
d.Disclose that each subsidiary complies with the 1940 Act provisions relating to affiliated transactions and custody (Section 17, as modified by Section 57). Disclose the custodian of the subsidiaries, if any.
e.Disclose any subsidiary principal strategies and principal risks that constitute principal strategies and principal risks of the Company.
f.Tell us whether financial statements of any subsidiary will be consolidated with those of the Company. If not, explain why not.
g.Confirm to us that subsidiaries and their boards will agree to inspection by the Staff of the subsidiaries’ books and records, which will be maintained in accordance with Section
31, as modified by Section 64 and the rules thereunder.
h.Confirm to us that any foreign subsidiary and its board will agree to designate an agent for service of  process in the U.S.
i. Confirm to us that the management fee of any wholly owned subsidiary will be included in the “management fee” line item of the Fee Table and such subsidiaries’ other expenses will be included in the “other expenses” line item of the Fee Table.
j.Disclose that the Company does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets other than entities wholly-owned by the Company.
Response:
a.The Company has revised the disclosure accordingly on pages 9 and 115 of Amendment
No. 1.
b.The Company has revised the disclosure accordingly on pages 9 and 115 of Amendment
No. 1.
c.The Company has revised the disclosure accordingly and respectfully advises the Staff that none of the Company’s wholly-owned subsidiaries have any investment advisers.
d.The Company has revised the disclosure accordingly on pages 9 and 115 of Amendment
No. 1.
e.The Company has revised the disclosure accordingly on pages 9 and 115 of Amendment
No. 1 and respectfully advises the Staff that the Company’s subsidiaries facilitate the
Company’s investment objectives and strategies and, as a result, the subsidiaries’
principal strategies and risks are captured by the existing disclosure in the Registration
Statement.
f.The Company advises the Staff that the Company intends to follow U.S. generally accepted accounting principles, Accounting Standards Codification 946, and Regulation
S-X to determine whether to consolidate the financial statements of any subsidiary with those of the Company. The Company confirms to the Staff that the financial accounts of the Company’s current wholly-owned subsidiaries are consolidated with the financial statements of the Company.
g.The Company confirms that the Company’s wholly-owned subsidiaries and their boards of directors, if any, will agree to inspection by the SEC of their books and records and

November 19, 2024 Page 6
that their books and records will be maintained in accordance with Section 31 of the 1940
Act, as modified by Section 64 of the 1940 Act and the rules thereunder.
h.The Company confirms that any foreign subsidiary and its board, if any, will agree to designate an agent for service of process in the U.S.
i.The Company confirms that there are no separate management fees charged to the
Company’s wholly-owned subsidiaries that are required to be included in the description of the Company’s management fee in the Registration Statement and confirms that the material expenses of any such wholly-owned subsidiary will be included in the “other expenses” line item of the Fee Table.
j.The Company has revised the disclosure accordingly on pages 9 and 115 of Amendment
No. 1.
Prospectus Summary, page 8
11.Comment: Disclose what the base management fee was under the Current Investment Advisory
Agreement for comparison purposes.
Response: The Company has revised the disclosure accordingly on page 9 of Amendment No. 1.
Prospectus Summary, page 12
12.Comment: Confirm to us in your response letter that the trigger for repurchases under the
Company Rule 10b5-1 Stock Repurchase Plan will not be tied to the initial offering price of shares in the proposed offering pursuant to the Registration Statement.
Response: The Company confirms that the trigger for repurchases under the Company Rule 10b-1
Stock Repurchase Plan will not be tied to the initial public offering price of the shares in the proposed offering pursuant to the Registration Statement.
Use of Proceeds, page 13
13.Comment: Please disclose the approximate amounts to be used for each purpose set forth in the
Use of Proceeds section. See Item 7.1 of Form N-2.
Response: The Company has revised the disclosure accordingly on pages 15 and 54 of
Amendment No. 1.
Fee Table, page 22
14.Comment: Add “for the current fiscal year” at the end of footnote 7 or explain to us why it is not appropriate to add. See Instruction 6 to Item 3.1 of Form N-2.
Response: The Company has revised the disclosure accordingly on page 24 of Amendment No. 1.
Risk Factors, Page 34
15.Comment: Please disclose derivatives in the description of the Company’s principal strategies or explain to us why it is not appropriate to do so.
Response: The Company currently does not engage in derivative transactions and, therefore, derivatives transactions are not part of the Company’s principal investment strategies.
Risk Factors, Page 41
16.Comment: Please clarify in the disclosure that the limits on transferability on the Company’s common stock outstanding at the time of the offering apply on a per shareholder basis.
Response: The Company has revised the disclosure accordingly on pages 45 and 156 of
Amendment No. 1.

November 19, 2024 Page 7
Capitalization, Page 54
17.Comment: We note that the table on page 54 includes a reference to Series A Notes due 2026. If required, disclose information required by Item 10.2 of Form N-2 if the Company has long term debt outstanding.
Response: The Company has revised the disclosure accordingly on pages 82–83 of Amendment
No. 1.
Related Party Transactions and Agreements, Page 74
18.Comment: We note that the disclosure indicates that the Company has “entered into agreements with our Adviser and/or certain of its affiliated and other parties whereby we pay certain fees and reimbursements to these entities.”  Please disclose for which expenses the Company is responsible.
See Item 9.1.f of Form N-2.
Response: The Company has revised the disclosure accordingly on page 85 of Amendment No. 1.
Quantitative and Qualitative Disclosures about Market Risk, Page 75
19.Comment: Please explain to us why disclosing increases in investment income due to hypothetical changes in interest rates is appropriate. See e.g., Rule 156(b)(2)(i) under the Securities Act of
1933.
Response: The Company advises the Staff the referenced disclosure is required to be included in the Company’s periodic reports by Item 305 of Regulation S-K.  In light of the foregoing, the
Company included the disclosure in the Registration Statement.
Management, Page 115
20.Comment: Please confirm to us that the disclosure about the Company’s directors sets forth other directorships held by the directors, as required by Item 18.1 of Form N-2 and Instruction 4 thereto or alternatively please add such disclosure.
Response: The Company confirms that the disclosure about the Company’s directors sets forth other directorships held by the directors, as required by Item 18.1 of Form N-2 and instruction 4 thereto.
Committees of our Board of Directors, Page 120
21.Comment: Disclose the number of times each committee of the board of directors met in the last fiscal year. See Item 18.5.b(3) of Form N-2.
Response: The Company has revised the disclosure accordingly on pages 133–134 of Amendment
No. 1.
Management Agreements, Page 125
22.Comment: Disclose information required by Item 9.1.c. and Item 21 of Form N-2 about the portfolio managers.
Response: The Company has added the requested disclosure under the section titled
“Management” on page 138 of Amendment No. 1.
Description of Capital Stock, Page 134
23.Comment: Disclose a chart of outstanding securities. See Item 10.5 of Form N-2.

November 19, 2024 Page 8
Response: The Company has revised the disclosure accordingly on page 149 of Amendment No.
1.
Description of Capital Stock, Page 138
24.Comment: Disclose the exclusive forum provision contained in Article XIV of the Company’s bylaws and disclose that such provision does not apply to claims arising under federal securities laws. Also disclose the corresponding risks of the exclusive forum provision with respect to any claim that falls under it under Risk Factors.
Response: The Company has revised the disclosure accordingly on pages 30 and 155 of
Amendment No. 1.
Distribution Reinvestment Plan, Page 142
25.Comment: Please disclose why the Company would use newly issued shares when shares are trading at a price below net asset value (“NAV”) and why the Company would purchase shares on the open market if shares are trading at a price above NAV.
Response: The Company has revised the disclosure accordingly on page 158 of Amendment No.
1.
Underwriting (Conflicts of Interest), Page 154
26.Comment: Please explain to us why the heading for the Underwriting section includes “(Conflict of Interests)” or, alternatively, consider deleting such parenthetical.
Response: The Company has deleted the referenced parenthetical.
Exhibit List, Page C-1
27.Comment: We note that the Company will file the Second Articles of Amendment and
Restatement as an exhibit in an amendment filing to the Registration Statement.  Please note that the Staff may have additional comments after it has reviewed such exhibit once it has been filed with the Registration Statement. With regard to Exhibit l, please confirm that the legality opinion will be consistent with Staff Legal Bulletin 19 – Legality and Tax Opinions in Registered
Offerings (“Staff Legal Bulletin 19”).
Response: The Company will file the Second Articles of Amendment and Restatement as an exhibit to a pre-effective amendment to the Registration Statement. The Company acknowledges that the Staff may have additional comments after it has had an opportunity to review the Second
Articles of Amendment and Restatement; however, the Company respectfully advises the Staff that the Staff previously reviewed and commented on the Second Articles of Amendment and
Restatement in connection with Staff’s review of the Company’s definitive proxy statement on
Schedule 14A, as filed with the SEC on September 3, 2024.  In addition, the Company confirms that the legality opinion to be filed as Exhibit (l) to a subsequent pre-effective amendment to the
Registration Statement will be consistent with Staff Legal Bulletin 19.
Signatures, Page C-7
28.Comment: Please file the Power of Attorney as an exhibit to Amendment No. 1 instead of setting forth on the signature page. See Rule 483(b).
Response: The Company has complied with this comment.
*              *              *

November 19, 2024 Page 9
Should you have any questions or comments, please contact the undersigned at 202.261.3466 (or by email at harry.pangas@dechert.com).
Sincerely,
/s/ Harry S. Pangas
Harry S. Pangas
cc:          Dwayne L. Hyzak, MSC Income Fund, Inc.
Jason B. Beauvais, Esq., MSC Income Fund, Inc.
Cory E. Gilbert, MSC Income Fund, Inc.
Clay Douglas, Esq., Dechert LLP